Exhibit 99.(d)(5)

Rio Tinto plc
6 St. James’s Square
London SW1Y4LD

June 13, 2007

Private & Confidential

Alcan Inc.
1188 Sherbrooke Street West
Montreal, Quebec H3A 3G2

Attention:    Mr. David McAusland
Executive Vice President, Corporate Development and Chief Legal Officer

Dear Sirs:

This letter agreement is entered into in furtherance of the confidentiality agreement dated 11 April 2007 between Alcan Inc. (the “Company”) and Rio Tinto plc (the “Recipient”) (the “NDA”) related to a possible transaction in which the Recipient and/or one or more companies in the Recipient’s Group would acquire all of the outstanding common shares of the Company (the “Transaction”) and in consideration of the Company making available to the Recipient certain Confidential Information (as defined in the NDA). In connection therewith, the Recipient and the Company agree as set out below.

Definitions

1.         The following definitions apply for the purposes of this letter:

“Associate”, in relation to any person, means:

(i)        any entity within the same Group as that person; or

(ii)       any director of that person or of any entity within the same Group as that person; or

(iii)      any entity, 20 per cent or more of whose issued share capital (or share capital carrying 20 per cent or more of the votes ordinarily exercisable at shareholders’ meetings) is owned by members of the same Group as that person

“Competing Proposal” means a transaction which is reasonably likely to preclude, restrict, delay or frustrate the Transaction, including, without limitation, (i) any proposal by third parties seeking to acquire control of the Company or which could result in third parties acquiring control of the Company, (ii) any proposal by the Company to acquire, divest or enter into a joint venture in respect of, all or substantially all of the Company’s assets.

“Group”, in relation to any person, means the group comprising that person and entities which directly or indirectly control, or are controlled by, or are under common control with that person, with control meaning direct or indirect ownership of more than 50% of the voting securities or similar rights or interests of such person and, in the case of the Recipient, includes Rio Tinto Limited and any companies which are subsidiaries of Rio Tinto Limited.

“Investment Fund Manager” means a person who is principally engaged in the business of managing investment funds for other persons who are not Associates of such manager and who do not act jointly or in concert with such manager as part of the manager’s duties as agent for fully managed accounts.

“legally required or compelled” means required or compelled by law or by any court of competent jurisdiction, the rules and regulations of any stock exchange or listing authority on which the securities of the person required or compelled to make an announcement or disclosure are listed, traded or quoted, or by any governmental, official or regulatory body which is lawfully entitled to require an announcement or disclosure, however the requirement or compulsion arises, in all cases based upon written legal advice of the Recipient’s qualified external advisors.

“Mars Offer to Purchase” means the Offer to Purchase relating to the Mars Transaction filed by Mars with the Securities and Exchange Commission on May 7, 2007 on Form S-4.

“Mars Transaction” means a transaction comprising the acquisition by Mars and/or one or more companies in Mars’s Group of all the outstanding the Company common shares.

“person” shall be broadly interpreted to include, without limitation, any individual, corporation, company, group, partnership, joint venture, association, trust, governmental organization or other entity.

“Standstill Period” has the meaning given in paragraph 2.

“Transaction” has the meaning given in the first (unnumbered) paragraph of this letter.

Standstill

2.         The Recipient agrees that it shall not, and that it shall procure that the members of the Recipient’s Group shall not, directly or indirectly, including through one or more intermediaries and including pursuant to any contract right, derivative security or by assisting, advising, encouraging, agreeing with, discussing or negotiating or otherwise acting in concert with any other person or persons or other means, for the period from the date of this Agreement until April 1, 2008 (the “Standstill Period”), other than pursuant to a Transaction which is recommended by the board of directors of the Company or is otherwise commenced with the prior written consent of the Company (as evidenced by a resolution of its Board of Directors or a written consent signed by the Company’s Chairman or its Chief Executive Officer):

(i)        acquire, agree to acquire or otherwise seek to acquire any beneficial interest in the share capital of the Company or any material assets of the Company or any members of the Company Group (other than pursuant to the purchase of equipment or inventory in the ordinary course of business); or

(ii)       make a take-over bid, tender offer or exchange offer for all or any part of the share capital of the Company; or

(iii)      announce, or take any action which would require the announcement of, any proposals by the Recipient for any takeover, merger, consolidation, share exchange, amalgamation, arrangement, or other business combination or any other similar transaction involving the securities of the Company or its material assets or business; or

(iv)      solicit proxies with respect to any securities of the Company or otherwise take any action to solicit, or in any way participate in, or facilitate the solicitation of support or otherwise influence any shareholders of the Company for any transaction contemplated by (i) to (iii) (inclusive) above; or

(v)       make any public announcement with respect to any of the foregoing, except as, and solely to the extent, legally required or compelled (and provided that the reason for any such required announcement is not the result of any action taken by the Recipient).

3.         The provisions of paragraph 2 shall cease to apply:

(a)       if

(i)        on or after the date hereof, the Company announces that it has entered into an agreement with a person (other than the Recipient or any member of the Recipient’s Group) for the acquisition, directly or indirectly, of more than 50% of the outstanding common shares of the Company, or all or substantially all of the assets of the Company Group on a consolidated basis; or

(ii)       in respect of the Mars Transaction, (x) all applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the rules and regulations thereunder expire or are terminated; (y) the European Commission shall take a decision declaring the Mars Transaction compatible with the common market under Council Regulation (EC) 139/2004 (as amended) and (z) the Commissioner of Competition shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act (Canada) or, alternatively, there shall have occurred the expiration or waiver of any waiting period related to merger pre-notification under Part IX of the Competition Act (Canada) together with the receipt of advice from the Commissioner of Competition (which advice will not have been rescinded or amended), that such Commissioner does not intend to oppose the acquisition contemplated by the Mars Transaction; and there shall also have occurred the receipt or deemed receipt of confirmation from the Minister responsible under the Investment Canada Act that such Minister is satisfied that the consummation of the Mars Transaction is likely to be of net benefit to Canada; or

(iii)      the Company provides any person (other than the Recipient and the persons who are to be restricted under paragraph 2) with Confidential Information (as defined in the NDA but with reference to the Recipient being to such person) for the purposes of allowing that person or any other person to evaluate or consider the making of a Competing Proposal without first entering into a confidentiality agreement with such person which contains standstill provisions; or

(iv)      any person or persons, whether or not connected in any way, directly or indirectly beneficially acquire(s) by way of subscription for newly issued shares (whether in a single transaction or in aggregate pursuant to one or more transactions) more than twenty per cent (20%) of the issued and outstanding common shares of the Company (calculated on a fully diluted basis), the percentage being calculated by reference to the Company’s issued and outstanding common shares as at the date of this Agreement; or

(v)       the Company sells or transfers to a third party or by way of contribution to a joint venture a majority (in alumina or aluminum production capacity, as the case may be) of the assets of either of its primary metals or bauxite and alumina divisions; or

(b)      if any person (other than the Recipient and the persons who are to be restricted under paragraph 2):

(i)        shall have acquired, other than by way of subscription for newly issued shares, a direct or indirect beneficial interest in shares or other instruments that confer such an interest and cause such person to control directly or indirectly more than ten (10) per cent of the votes ordinarily exercisable at a general meeting of shareholders of the Company (other than any such interest acquired by an Investment Fund Manager in the ordinary course of business); or

(ii)       has commenced a bona fide take-over bid, tender offer or exchange offer for a majority of the outstanding common shares of the Company or has announced an intention to make such an offer and the Company has announced that its Board of Directors has or will recommend acceptance thereof (or in a public securities filing states that, after consideration, its board of directors remains neutral with respect to such offer; or

(c)       if the Company fails to conduct in a good faith manner the meetings and discussions incidental thereto to be held between June 13 and June 18,2007 referred to in the agenda attached hereto as Schedule 3 (c) and substantially as set forth in Schedule 3 (c) and the provision of information pursuant thereto reasonably requested at such meetings or discussions and agreed in writing thereat by the Company to be provided.

The Company shall promptly notify the Recipient of the occurrence of any of the events referred to in paragraph 3, giving details of the same, which have not been publicly disclosed or announced.

Most Favoured Nation Clause

4.         If, during the Standstill Period, the Company enters into a confidentiality agreement containing standstill provisions with a person in connection with a Competing Proposal, which standstill provisions are for a term which expires prior to April 1, 2008 or otherwise are materially more favourable to such person in respect of the subject matter contained in the provisions of paragraphs 2 and 3, the Company shall not provide such person with any Confidential Information for the purposes of allowing that person or any other person to evaluate or consider the making of a Competing Proposal without giving the Recipient prompt notice of the entering into of any such agreement (but not the name of the counter party) together with a copy of the provisions containing the shorter term or the provisions containing any other materially more favourable standstill provisions, as the case may be, and offering to the Recipient the opportunity to substitute such standstill provisions for those contained in paragraphs 2 and 3.

General

5.         No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder. No provision of this letter agreement can be amended without the specific written consent of both parties.

6.         This letter agreement shall be governed and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

7.         This letter agreement and the rights and obligations of each party shall not be assignable by either party.

8.         In case provisions of this letter agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this letter agreement shall not in any way be affected or impaired thereby.

9.         This letter agreement, together with the NDA, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior understandings and arrangements between the parties with respect thereto. There are no representations, warranties, terms, conditions or collateral or ancillary agreements, express or implied, between the parties other than as expressly set forth in this Agreement.

10.       The obligations of the Recipient under this Agreement are in addition to, and not in limitation of, any applicable legal restrictions upon the use and disclosure of Confidential Information (as defined in the NDA) and the Recipient acknowledges that it is aware of the limitations imposed by applicable securities laws on purchasing and selling securities when in possession of material non-public information, or on communicating such information to third parties.

11.       The parties hereto acknowledge and agree that they have both participated in the negotiations and preparation of this letter agreement. Accordingly, the parties further agree that no presumption or burden of proof shall be raised in any question of interpretation of this letter agreement based upon any assertion that one party or the other has drafted this letter agreement or any provision hereof.

Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this letter agreement shall become a binding agreement between the Company and the Recipient.

Yours faithfully, Rio Tinto plc

By:	/s/ Tom Albanese
Name: Tom Albanese
Title: CEO

Accepted and agreed as of June 13, 2007

Alcan Inc.

By:	/s/ Michael Hanley
	Name:	Michael Hanley
	Title:	EVP & CFO

Schedule 3 (c)

	AM		PM
Date	Business Group	Participants	Function	Participants

13-Jun	Primary Metal	Michel Jacques (President) Jean Simon (President, NA) Jean Meagher (VP & Finance Director) Don Macmillan (VP, Technology & Oper. Excellence) Pierre Arseneautt (VP Strategic Planning & Energy)	River Commitments & Antitrust Plan; Issues regarding Alcoa Antitrust Plan and Alcan France Social Issues	Dick Evans (CEO) and Tom Albanese (Chief Executive) –> maybe David McAusland (Exec. VP. Bus. Dev. And Chief Legal Officer) Steven Holley (Sullvan & Cromwell)

14-Jun	Bauxite & Alumina	Jacynthe Cote (President) Jacques Demanche (VP, Business Dev & Strat Planning) Michael Noian (VP, Commercial Operations)	Financial Statements & Tax	Cesidio Ricci (VP & Controller) Glenn Ricci (Chief Accounting Officer) Michael O’Connor (Chief Tax Officer)

15-Jun	Engineered Products	Christel Bories (President) Jean-Noel Dargnies (VP, Business Development) Clotilde Delbos (VP & Finance Director)	Pensions, Insurance, Forward metal and commodity positions	Rhodrl Harries (VP & Treasurer) Michel Methot (Chief Actuary) Frank Capozzolo (Director, Corp. Real Estate & Insurance)

18-Jun	Packaging	llene Gordon (President) Adrian Haughton (VP, Business Development) Simon Swann (VP & Finance Director)	Environmental/Litigation	Pierre Chenard (VP and General Counsel, Operations)

Alcan Due Diligence Team:

Michael Hanley (CFO)
Arvind Jain (VP Corporate Strategy)
Cesldio Ricci (VP & Corporate Controller)
Brian Healy (Morgan Stanley)